SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

807864103

(CUSIP Number)

November 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 807864103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,215
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 4 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Anson Funds Management LP, a Texas limited partnership (“Anson”), Anson Management GP LLC, a Texas limited liability company (“Anson GP”), Mr. Bruce R. Winson, the principal of Anson and Anson GP, Anson Advisors Inc., an Ontario, Canada corporation (“Anson Advisors”), Mr. Adam Spears, a director of Anson Advisors, and Mr. Moez Kassam, a director of Anson Advisors, relating to Common Stock, $0.001 par value (the “Common Stock”) of School Specialty, Inc. a Delaware corporation (the “Issuer”).

This Amendment relates to shares of Common Stock of the Issuer purchased by private funds to which Anson and Anson Advisors serve as co-investment advisors (the “Funds”). Anson and Anson Advisors serve as co-investment advisors to the Funds and may direct the vote and disposition of the 493,215 shares of Common Stock held by the Funds. As the general partner of Anson, Anson GP may direct the vote and disposition of the 493,215 shares of Common Stock held by the Funds. As the principal of Anson and Anson GP, Mr. Winson may direct the vote and disposition of the 493,215 shares of Common Stock held by the Funds. As directors of Anson Advisors, Mr. Kassam and Mr. Spears may each direct the vote and disposition of the 493,215 shares of Common Stock held by the Funds.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

School Specialty, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

W6316 Design Drive

Greenville, WI 54942

Item 2(a)	Name of Person Filing.

Anson Funds Management LP (“Anson”), Anson Management GP LLC (“Anson GP”), Mr. Bruce R. Winson, Anson Advisors Inc. (“Anson Advisors”), Mr. Adam Spears and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Anson, Anson GP and Mr. Winson:

5950 Berkshire Lane, Suite 210

Dallas, Texas 75225

For Anson Advisors, Mr. Spears and Mr. Kassam:

155 University Ave.

Suite 207

Toronto, ON

M5H 3B7

Item 2(c)	Citizenship or Place of Organization.

Anson is a limited partnership organized under the laws of the State of Texas. Anson GP is a limited liability company organized under the laws of the State of Texas. Mr. Winson is a United States citizen. Anson Advisors is a corporation organized under the laws of Ontario, Canada. Mr. Spears and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

807864103

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Anson, Anson GP, Mr. Winson, Anson Advisors, Mr. Spears and Mr. Kassam are the beneficial owners of 493,215 shares of Common Stock held by the Funds.

(b)	Anson, Anson GP, Mr. Winson, Anson Advisors, Mr. Spears and Mr. Kassam are the beneficial owners of 7.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 493,215 by 7,000,000, the number of shares of Common Stock issued and outstanding as of November 8, 2017, as reported in the Issuer’s Form 10-Q filed on November 8, 2017.

(c)	Anson and Anson Advisors, as the co-investment advisors to the Funds, may direct the vote and disposition the 493,215 shares of Common Stock held by the Funds. Anson GP, as the general partner of Anson, may direct the vote and disposition the 493,215 shares of Common Stock held by the Funds. As the principal of Anson and Anson GP, Mr. Winson may direct the vote and disposition of the 493,215 shares of Common Stock held by the Funds. Mr. Spears and Mr. Kassam, each as a director of Anson Advisors, may direct the vote and disposition the 493,215 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Anson, Anson GP and Mr. Winson:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Anson Advisors, Mr. Spears and Mr. Kassam:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2017

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam